SI 08026315 IISSION

SEC
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Section

FEB 28 2008

Washington, DC
104

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27045

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CLG Investment Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10 Glenville St., 3rd Floor
(No. and Street)

Greenwich (City) Connecticut (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Dodds (203) 629-4333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walter J. McKeever & Company
(Name – *if individual, state last, first, middle name*)

15 Valley Drive (Address) Greenwich (City) Connecticut (State) 06831 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2008
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin Dodds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLG Investment Company, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public
State of Connecticut
Denise Torres
My Appointment Expires 11-30-2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*******For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLG INVESTMENT COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT

Year Ended December 31, 2007

CLG INVESTMENT COMPANY, INC.

TABLE OF CONTENTS

Year Ended December 31, 2007

WALTER J. McKEEVER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

15 VALLEY DRIVE
GREENWICH, CONNECTICUT 06831
203 622-8625
FAX 203 622-4170

PLEASE REPLY TO:
POST OFFICE 5147
GREENWICH, CONNECTICUT 06831
www.wjmco.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
CLG Investment Company, Inc.

We have audited the accompanying statement of financial condition of CLG Investment Company, Inc. (a Delaware Corporation) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CLG Investment Company, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Walter J. McKeever & Company
Greenwich, Connecticut
February 20, 2008

CLG INVESTMENT COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS		
Current Assets		
Cash	$	761,051
Accounts receivable - clearing brokers		138,919
- trade		17,000
Securities owned - at market value (Note 1)		1,589,791
Other current assets		49,374
Total Current Assets		2,556,135
Property and Equipment		
Equipment, furniture and fixtures (net of accumulated depreciation - $52,161)		13,127
Other Assets		11,428
Total Assets	$	2,580,690
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$	13,203
Deferred income (Note 1)		401,000
Accrued expenses		128,789
Total Current Liabilities		542,992
Other Liabilities		
Loan payable (Note 3)		492,340
Total Liabilities		1,035,332
Shareholder's Equity		
Common stock, $5 par value, 1,000 shares authorized, issued and outstanding		5,000
Additional paid-in capital		1,042,636
Retained earnings		497,722
Total Shareholder's Equity		1,545,358
Total Liabilities and Shareholder's Equity	$	2,580,690

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Transactions in securities and listed options and the related income and expense are recorded on a settlement date basis.

Marketable securities and treasury bills owned are stated at quoted market value with unrealized gains and losses reflected in income.

Property and equipment is carried at cost. Depreciation is determined using Federal tax depreciation methods. The difference between using Federal tax depreciation versus straight line depreciation is immaterial to the financial statements.

Deferred income arises as follows: The Company's sale of computer services may be exchanged for "soft dollar" trading commissions. When the Company receives and executes such trades in excess of computer services provided, a portion of the "soft dollar" trading commissions earned are considered deferred, inclusive of such executory costs as may be incurred with the trade.

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The state tax treatment of an S corporation is identical to federal tax treatment.

NOTE 2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires that the Company must maintain net capital, as defined, equal to the greater of 6 and 2/3% of aggregate indebtedness, as defined, or $250,000. At December 31, 2007, the Company had net capital of $1,424,305 which exceeded requirements by $1,174,305.

NOTE 3. LOAN PAYABLE

In 2006 a loan was made to the Company in the way of a U.S. Treasury Bill with a par value of $500,000. Interest will be paid based on the prevailing rates of the underlying Treasury Bill.

NOTE 4. PROFIT SHARING PLAN

The Company has a profit sharing plan covering all full-time employees except for commission sales personnel. The contribution is at the discretion of the shareholder. Profit sharing expense for the year ended December 31, 2007 was $8,426.

NOTE 5. COMMITMENTS

On September 10, 2006, the Company entered into a sublease with Concept Capital. The annual rent of $50,400 includes common charges for the use of telephone and networking equipment, utilities and general maintenance. Either party may at any time terminate the lease upon thirty days written notice. This contract expires on June 30, 2008. Total rent expense for the year ended December 31, 2007 was $70,948 which includes storage rental of $20,548.

Future minimum lease payments required for the year ended December 31, 2008 is $25,200.

END